UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2027)” AND “(2) EARNINGS FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2027 (FISCAL 2026).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
Name: Kunihito Takaichi
Title: Executive Officer & General Manager, Financial Accounting Dept

Date:  May 13, 2026

May 13, 2026
Sumitomo Mitsui Financial Group, Inc. Consolidated financial results for the fiscal year ended March 31, 2026 <Under Japanese GAAP>

Head office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
Stock exchange listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
URL: https://www.smfg.co.jp/english/
President: Toru Nakashima
Date of ordinary general meeting of shareholders: June 26, 2026 Date of payment of year-end dividends: June 29, 2026
Annual securities report (Yukashoken hokokusho) issuing date: June 19, 2026
Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.
1. Consolidated financial results (for the fiscal year ended March 31, 2026)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2026	¥10,790,853	6.1%	¥2,303,350	34.0%	¥1,582,973	34.4%
Fiscal year ended March 31, 2025	10,174,894	8.8	1,719,482	17.3	1,177,996	22.3

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2026: ¥2,129,077 million [198.8%] (b) for the fiscal year ended March 31, 2025: ¥712,549 million [(72.9)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2026	¥411.97	¥411.88	10.4%	0.7%	21.3%
Fiscal year ended March 31, 2025	301.55	301.48	8.0	0.6	16.9

Notes:	1.	Equity in gains (losses) of affiliates:
		(a) for the fiscal year ended March 31, 2026: ¥137,710 million (b) for the fiscal year ended March 31, 2025: ¥(5,504) million
	2.	On October 1, 2024, Sumitomo Mitsui Financial Group, Inc. (“the Company”) executed a three-for-one split of its common stock, with a record date of September 30, 2024. Earnings per share and Earnings per share (Diluted) reflect the impact of the stock split.

(2) Financial position	(Millions of yen, except per share data and percentages)

	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2026	¥328,511,145	¥15,933,144	4.8%	¥4,135.71
As of March 31, 2025	306,282,015	14,841,509	4.8	3,795.62

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2026: ¥ 15,785,457 million (b) as of March 31, 2025: ¥ 14,703,435 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

(3) Cash flows	(Millions of yen)
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2026	¥ (10,283,139)	¥3,254,237	¥(46,355)	¥59,431,773
Fiscal year ended March 31, 2025	4,848,464	(4,512,943)	(480,149)	66,187,674

2. Dividends on common stock	(Millions of yen, except per share data and percentages)
	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2025	¥—	¥180	¥—	¥62	¥—	¥475,061	40.3%	3.2%
ended March 31, 2026	—	78	—	79	157	601,667	38.0	3.9
ending March 31, 2027 forecast/Before considering the stock split	—	90	—	90	180		40.0
(forecast/After considering the stock split)	—	90	—	45	—		40.0

Notes:	1.	On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. For the fiscal year ended March 31, 2025, the cash dividends per share for the 4th quarter reflect the impact of the stock split, and the annual cash dividends per share are stated as “—.” If the stock split is not taken into account, the 4th quarter and annual cash dividends per share would have been ¥186 and ¥366, respectively. The cash dividends per share for the 2nd quarter and annual cash dividends per share after reflecting the stock split are ¥60 and ¥122, respectively.
	2.	At a meeting of the Board of Directors held on May 13, 2026, the Company resolved to implement a stock split of its common stock at a ratio of two shares for each share, with a record date of September 30, 2026.
	3.

Dividend payout ratio = (Total dividends on common stock / Profit attributable to owners of parent) X 100

At a meeting of the Board of Directors held on May 13, 2026, the Company resolved to repurchase its own shares, and dividend payout ratio for the fiscal year ending March 31, 2027 (forecast) reflects the impact of the repurchase of its own shares.

	4.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2}X 100

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2027)

	(Millions of yen, except per share data and percentage)
	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2027	¥1,700,000	7.4%	¥223.75

Note:	Forecasted earnings per share is calculated by dividing the forecasted profit attributable to owners of parent by the number of issued common stock. The number of common stock shares used as the basis for this calculation is the average of “the number of issued common stock shares at the beginning of the year (excluding treasury stock)” and “the expected number of issued common stock shares at the end of the year (excluding treasury stock).” At a meeting of the Board of Directors held on May 13, 2026, the Company resolved to implement a stock split and a repurchase of its own shares. Forecasted earnings per share reflects the impact of the stock split and the repurchase of its own shares.

[Notes]

(1) There was a change in material consolidated subsidiaries in the fiscal year.

Newly consolidated: 1 company (CCC MK HOLDINGS Co., Ltd.)

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	No
(b) Changes in accounting policies due to reasons other than above (a)	:	No
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

(3) Number of shares issued (common stocks)

	As of March 31, 2026	As of March 31, 2025
(a) Number of shares issued (including treasury stocks)	3,827,498,140 shares	3,884,445,458 shares
(b) Number of treasury stocks	10,632,119 shares	10,651,848 shares

	Fiscal year ended March 31, 2026	Fiscal year ended March 31, 2025
(c) Average number of shares issued during the year	3,842,443,746 shares	3,906,456,046 shares

Notes:	1.	Number of shares used in calculating “Earnings per share” (on a consolidated basis) is reported on page 14, “(Per share data).”
	2.	The Company has introduced a “Stock grant trust for employees” (hereinafter, the “Trust”), and the shares of the Company held by the Trust are included in the number of treasury stock to be deducted when calculating both the number of treasury stock and the average number of shares issued during the year.
	3.	On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. The average number of shares issued during the year reflects the impact of the stock split.

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2026)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2026	¥ 1,430,526	(0.1) %	¥ 906,817	(8.0) %	¥ 882,542	(8.6) %	¥ 893,893	(7.9) %
ended March 31, 2025	1,431,414	52.8	986,127	79.3	965,402	79.0	970,319	78.0

	Earnings per share	Earnings per share (Diluted)
Fiscal year ended March 31, 2026	¥ 232.64	¥ 232.59
ended March 31, 2025	248.39	248.33

Notes:	1.	Percentages shown in operating income, operating profit, ordinary profit, and net income are the increase (decrease) from the previous fiscal year.
	2.	On October 1, 2024, the Company executed a three-for-one split of its common stock, with a record date of September 30, 2024. Earnings per share and Earnings per share (Diluted) reflect the impact of the stock split.

(2) Financial position	(Millions of yen, except per share data and percentages)
	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2026	¥ 22,576,801	¥ 6,521,288	28.9%	¥ 1,708.39
As of March 31, 2025	20,351,401	6,384,907	31.4	1,648.03

Note:	Stockholders’ equity
(a) as of March 31, 2026: ¥6,520,694 million (b) as of March 31, 2025: ¥6,384,140 million

[Note on audit procedures]

This report is out of the scope of the audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

* Appendix: Financial results for the fiscal year ended March 31, 2026 supplementary information

I. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2026 (fiscal 2025)

(1) Operating results

In fiscal 2025, net business profit increased by ¥ 611.6 billion year-on-year to ¥ 2,330.9 billion. The primary reasons were increases in domestic net interest income and fee income in domestic wholesale business, as well as the strong performances of wealth management business, payment and consumer finance business.

Total credit cost increased by ¥ 43.9 billion year-on-year to ¥ 388.4 billion, mainly due to recording forward-looking provisions for the potential risks, including the deterioration of the situation in the Middle East.

As a result, ordinary profit increased by ¥ 583.9 billion year-on-year to ¥ 2,303.4 billion.

Profit attributable to owners of parent increased by ¥ 405.0 billion year-on-year to ¥ 1,583.0 billion, despite the recording of losses related to the sale of part of a business of a banking subsidiary in the U.S. and other factors.

Consolidated		(Billions of yen)

	Fiscal year ended March 31, 2026	Change from the fiscal year ended March 31, 2025

Net business profit	¥2,330.9	¥611.6

Gross profit	4,844.7	717.9

General and administrative expenses	(2,651.5)	(249.6)

Equity in gains of affiliates	137.7	143.2

Total credit cost	(388.4)	(43.9)

Ordinary profit	2,303.4	583.9

Profit attributable to owners of parent	1,583.0	405.0

SMBC non-consolidated

Banking profit *	¥1,491.9	¥307.5

Gross banking profit	2,677.9	421.3

Expenses (excluding non-recurring losses)	(1,186.0)	(113.9)

Total credit cost	(86.0)	64.8

Ordinary profit	1,898.5	410.4

Net income	1,411.7	343.1

* Banking profit (before provision for general reserve for possible loan losses)

(2) Earnings forecast for the fiscal year ending March 31, 2027 (fiscal 2026)

Earnings forecast for profit attributable to owners of parent is ¥ 1,700.0 billion.

2. Consolidated financial position as of March 31, 2026

(1) Assets and liabilities

Total assets as of March 31, 2026 were ¥ 328,511.1 billion, a year-on-year increase of ¥ 22,229.1 billion. As for major account balances, loans and bills discounted increased by ¥ 6,493.0 billion year-on-year to ¥ 117,629.2 billion and deposits increased by ¥ 14,175.6 billion year-on-year to ¥ 185,674.2 billion.

(2) Net assets

Net assets were ¥ 15,933.1 billion, a year-on-year increase of ¥ 1,091.6 billion. Stockholders’ equity within net assets was ¥ 11,752.0 billion, a year-on-year increase of ¥ 543.0 billion after the contribution of profit attributable to owners of parent and the payment of cash dividends.

(3) Cash flows

The Company used ¥ 10,283.1 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, a year-on-year decrease of ¥ 15,131.6 billion, generated ¥ 3,254.2 billion in cash flows from investing activities including the purchase and sale of securities and tangible fixed assets, a year-on-year increase of ¥ 7,767.2 billion, and used ¥ 46.4 billion in cash flows from financing activities including payment of dividends, a year-on-year increase of ¥ 433.8 billion. Consequently, cash and cash equivalents amounted to ¥ 59,431.8 billion, a year-on-year decrease of ¥ 6,755.9  billion.

II. Basic approach to the selection of accounting standards

The Company selects Japanese GAAP as its accounting standards.

Since American depository receipts (ADRs) of the Company are listed on the New York Stock Exchange, the Company separately prepares consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and the Company is considering the possibility of application of IFRS in the future.

III. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31	2025	2026
Assets:
Cash and due from banks	¥75,590,583	¥73,696,930
Call loans and bills bought	5,197,978	7,882,022
Receivables under resale agreements	16,205,759	20,099,101
Receivables under securities borrowing transactions	5,799,821	6,247,642
Monetary claims bought	5,618,985	6,079,754
Trading assets	11,976,375	16,701,913
Money held in trust	32,272	36,902
Securities	40,760,968	39,974,120
Loans and bills discounted	111,136,239	117,629,215
Foreign exchanges	2,712,573	2,030,821
Lease receivables and investment assets	231,199	231,429
Other assets	13,722,960	18,240,722
Tangible fixed assets	1,006,556	1,074,673
Buildings	329,897	350,581
Land	409,805	420,805
Lease assets	25,850	25,360
Construction in progress	48,832	92,110
Other tangible fixed assets	192,170	185,815
Intangible fixed assets	1,017,322	1,151,037
Software	731,749	862,113
Goodwill	230,070	242,387
Lease assets	155	665
Other intangible fixed assets	55,348	45,870
Net defined benefit asset	987,288	1,299,540
Deferred tax assets	71,261	109,614
Customers’ liabilities for acceptances and guarantees	15,139,799	17,033,172
Reserve for possible loan losses	(925,931)	(1,007,469)

Total assets	¥306,282,015	¥328,511,145

(continued)

	Millions of yen
March 31	2025	2026
Liabilities:
Deposits	¥171,498,651	¥185,674,241
Negotiable certificates of deposit	17,175,391	15,667,132
Call money and bills sold	4,378,276	3,656,736
Payables under repurchase agreements	25,797,136	23,764,473
Payables under securities lending transactions	2,183,655	1,136,833
Commercial paper	2,686,483	3,380,389
Trading liabilities	9,726,615	13,089,960
Borrowed money	11,355,209	9,370,996
Foreign exchanges	1,771,839	1,436,381
Short-term bonds	728,200	773,500
Bonds	13,352,392	15,369,164
Due to trust account	1,041,660	956,169
Other liabilities	13,700,199	20,103,338
Reserve for employee bonuses	130,464	146,303
Reserve for executive bonuses	5,433	5,973
Net defined benefit liability	33,890	34,317
Reserve for executive retirement benefits	1,007	907
Reserve for point service program	32,656	63,254
Reserve for reimbursement of deposits	5,573	35,806
Reserve for losses on interest repayment	242,127	226,742
Reserves under the special laws	5,365	6,737
Deferred tax liabilities	422,050	619,716
Deferred tax liabilities for land revaluation	26,424	25,750
Acceptances and guarantees	15,139,799	17,033,172

Total liabilities	291,440,506	312,578,001

Net assets:
Capital stock	2,345,960	2,346,888
Capital surplus	611,423	582,909
Retained earnings	8,290,170	8,871,065
Treasury stock	(38,512)	(48,851)

Total stockholders’ equity	11,209,042	11,752,012

Net unrealized gains (losses) on other securities	1,930,834	2,185,092
Net deferred gains (losses) on hedges	(168,604)	(300,715)
Land revaluation excess	32,849	29,133
Foreign currency translation adjustments	1,411,827	1,706,949
Accumulated remeasurements of defined benefit plans	287,487	412,985

Total accumulated other comprehensive income	3,494,393	4,033,445

Stock acquisition rights	767	594
Non-controlling interests	137,306	147,092

Total net assets	14,841,509	15,933,144

Total liabilities and net assets	¥306,282,015	¥328,511,145

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31	2025	2026
Ordinary income	¥10,174,894	¥10,790,853
Interest income	6,928,577	7,224,758
Interest on loans and discounts	3,984,710	4,024,934
Interest and dividends on securities	935,978	1,016,742
Interest on call loans and bills bought	182,718	126,527
Interest on receivables under resale agreements	268,048	463,968
Interest on receivables under securities borrowing transactions	120,363	128,104
Interest on deposits with banks	650,205	786,707
Interest on lease transactions	12,185	11,571
Interest on deferred payment	22,320	23,452
Other interest income	752,046	642,749
Trust fees	9,733	11,722
Fees and commissions	1,874,934	2,110,110
Trading income	568,890	236,374
Other operating income	172,329	492,473
Other income	620,428	715,415
Recoveries of written-off claims	16,449	28,624
Other	603,979	686,790
Ordinary expenses	8,455,412	8,487,502
Interest expenses	4,590,358	4,505,121
Interest on deposits	1,671,048	1,737,487
Interest on negotiable certificates of deposit	559,252	511,509
Interest on call money and bills sold	48,050	39,839
Interest on payables under repurchase agreements	837,244	854,917
Interest on payables under securities lending transactions	38,368	24,632
Interest on commercial paper	109,557	130,678
Interest on borrowed money	170,937	164,597
Interest on short-term bonds	3,298	5,213
Interest on bonds	413,681	488,177
Other interest expenses	738,918	548,065
Fees and commissions payments	315,758	289,531
Trading losses	185,324	36,930
Other operating expenses	336,278	399,160
General and administrative expenses	2,401,955	2,651,514
Other expenses	625,736	605,243
Provision for reserve for possible loan losses	167,639	192,226
Other	458,097	413,017

Ordinary profit	1,719,482	2,303,350

(continued)

	Millions of yen
Year ended March 31	2025	2026
Extraordinary gains	¥3,090	¥9,749
Gains on disposal of fixed assets	3,090	9,749
Extraordinary losses	22,630	61,374
Losses on disposal of fixed assets	14,843	8,025
Losses on impairment of fixed assets	7,052	4,496
Provision for reserve for eventual future operating losses from financial instruments transactions	733	1,372
Other extraordinary losses	—	47,480

Income before income taxes	1,699,943	2,251,725

Income taxes-current	577,307	663,449
Income taxes-deferred	(64,242)	3,461

Income taxes	513,065	666,910

Profit	1,186,877	1,584,815

Profit attributable to non-controlling interests	8,881	1,841

Profit attributable to owners of parent	¥1,177,996	¥1,582,973

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31	2025	2026
Profit	¥1,186,877	¥1,584,815
Other comprehensive income (losses)	(474,327)	544,262
Net unrealized gains (losses) on other securities	(420,445)	259,448
Net deferred gains (losses) on hedges	(99,721)	(132,981)
Land revaluation excess	—	(776)
Foreign currency translation adjustments	(18,937)	325,502
Remeasurements of defined benefit plans	(2,819)	125,135
Share of other comprehensive income of affiliates	67,596	(32,065)

Total comprehensive income	712,549	2,129,077

Comprehensive income attributable to owners of parent	703,678	2,124,964
Comprehensive income attributable to non-controlling interests	8,871	4,112

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2025	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,344,038	¥610,143	¥7,843,470	¥(167,671)	¥10,629,980
Cumulative effects of changes in accounting policies			59,330		59,330
Restated balance	2,344,038	610,143	7,902,800	(167,671)	10,689,311
Changes in the fiscal year
Issuance of new stock	1,922	1,922			3,844
Cash dividends			(412,240)		(412,240)
Profit attributable to owners of parent			1,177,996		1,177,996
Purchase of treasury stock				(251,629)	(251,629)
Disposal of treasury stock		(430)		612	181
Cancellation of treasury stock		(380,176)		380,176	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(642)			(642)
Increase due to a decrease in subsidiaries			133		133
Reversal of land revaluation excess			2,087		2,087
Transfer from retained earnings to capital surplus		380,607	(380,607)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,922	1,279	387,369	129,159	519,730

Balance at the end of the fiscal year	¥2,345,960	¥611,423	¥8,290,170	¥(38,512)	¥11,209,042

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2025	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥2,406,883	¥(65,073)	¥34,936	¥1,362,647	¥290,735	¥4,030,129
Cumulative effects of changes in accounting policies	(59,330)					(59,330)
Restated balance	2,347,553	(65,073)	34,936	1,362,647	290,735	3,970,798
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to a decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(416,718)	(103,531)	(2,087)	49,179	(3,247)	(476,405)

Net changes in the fiscal year	(416,718)	(103,531)	(2,087)	49,179	(3,247)	(476,405)

Balance at the end of the fiscal year	¥1,930,834	¥(168,604)	¥32,849	¥1,411,827	¥287,487	¥3,494,393

(Continued)

	Millions of yen
Year ended March 31, 2025	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥931	¥138,925	¥14,799,967
Cumulative effects of changes in accounting policies
Restated balance	931	138,925	14,799,967
Changes in the fiscal year
Issuance of new stock			3,844
Cash dividends			(412,240)
Profit attributable to owners of parent			1,177,996
Purchase of treasury stock			(251,629)
Disposal of treasury stock			181
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(642)
Increase due to a decrease in subsidiaries			133
Reversal of land revaluation excess			2,087
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(164)	(1,619)	(478,188)

Net changes in the fiscal year	(164)	(1,619)	41,541

Balance at the end of the fiscal year	¥767	¥137,306	¥14,841,509

Year ended March 31, 2026	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,345,960	¥611,423	¥8,290,170	¥(38,512)	¥11,209,042
Changes in the fiscal year
Issuance of new stock	927	927			1,855
Cash dividends			(540,292)		(540,292)
Profit attributable to owners of parent			1,582,973		1,582,973
Purchase of treasury stock				(250,624)	(250,624)
Disposal of treasury stock		(499)		759	260
Cancellation of treasury stock		(239,526)		239,526	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(57)			(57)
Decrease due to a decrease in equity method affiliates			(224,699)		(224,699)
Changes in equity interest in subsidiaries of equity method affiliates		(29,383)			(29,383)
Reversal of land revaluation excess			2,939		2,939
Transfer from retained earnings to capital surplus		240,025	(240,025)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	927	(28,513)	580,894	(10,339)	542,969

Balance at the end of the fiscal year	¥2,346,888	¥582,909	¥8,871,065	¥(48,851)	¥11,752,012

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2026	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,930,834	¥(168,604)	¥32,849	¥1,411,827	¥287,487	¥3,494,393
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to a decrease in equity method affiliates
Changes in equity interest in subsidiaries of equity method affiliates
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	254,257	(132,110)	(3,715)	295,122	125,497	539,051

Net changes in the fiscal year	254,257	(132,110)	(3,715)	295,122	125,497	539,051

Balance at the end of the fiscal year	¥2,185,092	¥(300,715)	¥29,133	¥1,706,949	¥412,985	¥4,033,445

	Millions of yen
Year ended March 31, 2026	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥767	¥137,306	¥14,841,509
Changes in the fiscal year
Issuance of new stock			1,855
Cash dividends			(540,292)
Profit attributable to owners of parent			1,582,973
Purchase of treasury stock			(250,624)
Disposal of treasury stock			260
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(57)
Decrease due to a decrease in equity method affiliates			(224,699)
Changes in equity interest in subsidiaries of equity method affiliates			(29,383)
Reversal of land revaluation excess			2,939
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(173)	9,786	548,665

Net changes in the fiscal year	(173)	9,786	1,091,635

Balance at the end of the fiscal year	¥594	¥147,092	¥15,933,144

4. Consolidated statements of cash flows

	Millions of yen
Year ended March 31	2025	2026
Cash flows from operating activities:
Income before income taxes	¥1,699,943	¥2,251,725
Depreciation	247,868	264,838
Losses on impairment of fixed assets	7,052	4,496
Amortization of goodwill	32,912	26,246
Losses related to the sale of part of the US banking subsidiary’s business	—	46,112
Net (gains) losses on step acquisitions	—	1,367
Equity in (gains) losses of affiliates	5,504	(137,710)
Net change in reserve for possible loan losses	111,300	76,329
Net change in reserve for employee bonuses	14,321	13,043
Net change in reserve for executive bonuses	1,038	523
Net change in net defined benefit asset and liability	(76,526)	(311,682)
Net change in reserve for executive retirement benefits	(172)	(100)
Net change in reserve for point service program	(2,966)	30,597
Net change in reserve for reimbursement of deposits	(3,655)	30,232
Net change in reserve for losses on interest repayment	120,180	(15,384)
Interest income	(6,928,577)	(7,224,758)
Interest expenses	4,590,358	4,505,121
Net (gains) losses on securities	(460,489)	(378,553)
Net (gains) losses from money held in trust	88	(392)
Net exchange (gains) losses	825	(816,062)
Net (gains) losses from disposal of fixed assets	11,753	(1,724)
Net change in trading assets	(595,017)	(7,716,989)
Net change in trading liabilities	(299,132)	6,691,725
Net change in loans and bills discounted	(4,223,203)	(5,769,364)
Net change in deposits	6,752,524	12,846,621
Net change in negotiable certificates of deposit	2,506,958	(1,544,982)
Net change in borrowed money (excluding subordinated borrowings)	(3,315,758)	(2,045,097)
Net change in deposits with banks	2,299,127	(4,141,388)
Net change in call loans and bills bought and others	(6,829,158)	(6,548,973)
Net change in receivables under securities borrowing transactions	1,005,991	(448,302)
Net change in call money and bills sold and others	7,138,387	(2,938,650)
Net change in commercial paper	216,445	690,162
Net change in payables under securities lending transactions	441,046	(1,046,408)
Net change in foreign exchanges (assets)	(646,936)	701,146
Net change in foreign exchanges (liabilities)	(1,100,136)	(341,174)
Net change in lease receivables and investment assets	(16,993)	16,973
Net change in short-term bonds (liabilities)	(134,800)	45,300
Issuance and redemption of bonds (excluding subordinated bonds)	121,915	609,074
Net change in due to trust account	(204,537)	(85,490)
Interest received	6,964,670	7,376,170
Interest paid	(4,588,453)	(4,386,201)
Other, net	478,347	(29,421)

Subtotal	5,342,048	(9,701,005)

Income taxes paid	(493,583)	(582,134)

Net cash provided by (used in) operating activities	4,848,464	(10,283,139)

(continued)

Year ended March 31	Millions of yen
	2025	2026
Cash flows from investing activities:
Purchases of securities	¥(48,625,007)	¥(44,401,975)
Proceeds from sale of securities	18,204,027	15,071,521
Proceeds from redemption of securities	26,275,651	32,985,276
Purchases of money held in trust	(8,611)	(8,301)
Proceeds from sale of money held in trust	1	4,064
Purchases of tangible fixed assets	(110,930)	(185,107)
Proceeds from sale of tangible fixed assets	7,005	11,619
Purchases of intangible fixed assets	(256,035)	(292,413)
Proceeds from purchases of stocks of subsidiaries resulting in change in scope of consolidation	—	69,552
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(315)	—
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	1,272	—

Net cash provided by (used in) investing activities	(4,512,943)	3,254,237

Cash flows from financing activities:
Proceeds from subordinated borrowings	33,000	29,000
Repayment of subordinated borrowings	(33,000)	(48,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	626,442	974,775
Redemption of subordinated bonds and bonds with stock acquisition rights	(437,067)	(208,000)
Dividends paid	(412,120)	(540,071)
Proceeds from issuance of common stock to non-controlling stockholders	—	1,410
Dividends paid to non-controlling stockholders	(5,956)	(5,060)
Purchases of treasury stock	(251,629)	(250,624)
Proceeds from disposal of treasury stock	181	260
Proceeds from sale of treasury stock of subsidiaries	0	—
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation	—	(45)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation	—	0

Net cash provided by (used in) financing activities	(480,149)	(46,355)

Effect of exchange rate changes on cash and cash equivalents	(48,027)	319,356

Net change in cash and cash equivalents	(192,656)	(6,755,900)

Cash and cash equivalents at the beginning of the fiscal year	66,380,330	66,187,674

Cash and cash equivalents at the end of the fiscal year	¥66,187,674	¥59,431,773

5. Notes to consolidated financial statements

(Note on going concern)

Not applicable.

(Segment information)

1.	Information on profit and loss amount by reportable segment

	Millions of yen
Fiscal year ended March 31, 2026	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥1,253,400	¥1,555,600	¥1,550,900	¥697,800	¥(213,007)	¥4,844,693
General and administrative expenses	(407,900)	(1,134,600)	(1,063,400)	(228,500)	182,886	(2,651,514)
Others	151,600	6,700	168,300	39,400	(228,290)	137,710

Consolidated net business profit	¥997,100	¥427,700	¥655,800	¥508,700	¥(258,410)	¥2,330,890

Notes:	1.	Figures shown in parentheses represent losses.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2026	Millions of yen
Consolidated net business profit	¥2,330,890
Other ordinary income (excluding equity in gains of affiliates)	577,704
Other ordinary expenses	(605,243)

Ordinary profit on consolidated statements of income	¥2,303,350

Note: Figures shown in parentheses represent losses.

(Per share data)

As of and for the fiscal year ended March 31, 2026	Yen
Net assets per share	¥4,135.71
Earnings per share	411.97
Earnings per share (diluted)	411.88

(Notes)

1. Earnings per share and earnings per share (diluted) are calculated based on the following:

Year ended March 31, 2026	Millions of yen, except number of shares
Earnings per share
Profit attributable to owners of parents	¥1,582,973
Amount not attributable to common stockholders	—
Profit attributable to owners of parents attributable to common stock	1,582,973
Average number of common stock during the fiscal year (in thousands)	3,842,443

Earnings per share (diluted)
Adjustment for profit attributable to owners of parents	(17)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(17)
Increase in number of common stock (in thousands)	766
Stock acquisition rights (in thousands)	766
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the following:

March 31, 2026	Millions of yen, except number of shares
Net assets	¥15,933,144
Amount excluded from net assets	147,687
Stock acquisition rights	594
Non-controlling interests	147,092
Net assets attributable to common stock at the fiscal year-end	15,785,457
Number of common stock at the fiscal year-end used for the calculation of net assets per share (in thousands)	3,816,866

(Significant subsequent events)

1. Stock split and partial amendments to the Articles of Incorporation to conduct the stock split

At a meeting of the Board of Directors held on May 13, 2026, the Company resolved to implement a stock split and propose partial amendments to the Articles of Incorporation to conduct the stock split at the 24th Ordinary General Meeting of Shareholders scheduled for June 26, 2026.

(1) Purpose of the stock split

By reducing the stock price per investment unit, the Company seeks to develop a more investor-friendly environment and expand the investor base.

(2) Method of the stock split

Each share of common stock owned by shareholders listed or recorded in the final register of shareholders, with a record date of September 30, 2026, will be split into two shares.

(3) Increase in the number of shares due to the stock split

 1) Total number of issued shares before the stock split: 3,827,498,140 shares

 2) Number of shares to be increased by the stock split: 3,827,498,140 shares

 3) Total number of issued shares following the stock split: 7,654,996,280 shares

 4) Total number of authorized shares following the stock split: 18,000,564,000 shares

  * The numbers of shares in 1), 2) and 3) above are subject to change prior to the record date.

(4) Schedule for the stock split

 1) Public notice of record date (tentative): September 15, 2026

 2) Record date: September 30, 2026

 3) Effective date: October 1, 2026

(5) Partial amendments to the Articles of Incorporation to conduct the stock split

The Company proposes partial amendments to the Articles of Incorporation, effective on October 1, 2026, to increase the total number of issued shares and the total number of authorized shares for common stocks in accordance with the above split ratio of the common stocks.

Existing Articles of Incorporation	Proposed Amendments

(Total Number of Authorized Shares)

Article 6. The total number of shares the Corporation is authorized to issue shall be nine billion five hundred sixty four thousand (9,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)

 Article 7. The total number of shares the Corporation is authorized to issue shall consist of nine billion (9,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

(Total Number of Authorized Shares)

Article 6. The total number of shares the Corporation is authorized to issue shall be eighteen billion five hundred sixty four thousand (18,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)

 Article 7. The total number of shares the Corporation is authorized to issue shall consist of eighteen billion (18,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

(6) Effect on per share data

Assuming that the Company conducts the stock split at the beginning of the fiscal year ended March 31, 2026, per share data are as follows:

Yen
Net assets per share	¥2,067.86
Earnings per share	205.99
Earnings per share (diluted)	205.94

2. Repurchase and Cancellation of Own Share

At a meeting of the Board of Directors held on May 13, 2026, the Company resolved to repurchase its own shares pursuant to Article 8 of its Articles of Incorporation and paragraph 1 of Article 459 of the Companies Act, and to cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1) Reason for the Repurchase of Own Shares

The Company will conduct a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2) Outline of the Repurchase

 1) Type of shares to be repurchased: Common stock

 2) Aggregate number of shares to be repurchased: Up to 40,000,000 shares (Equivalent to 1.0% of the number of shares issued (excluding treasury stock))

 3) Aggregate amount to be repurchased: Up to JPY 180,000,000,000

 4) Repurchase period: From May 14, 2026 to July 31, 2026

 5) Repurchase method: Market purchases based on a discretionary dealing contract regarding the repurchase of its own shares

(3) Outline of the Cancellation

 1) Type of shares to be cancelled: Common stock

 2) Number of shares to be cancelled: All of the shares repurchased as stated in (2) above

 3) Scheduled cancellation date: August 20, 2026

3. Acquisition of the Company’s shares for Share-Based Compensation Plan for Employees

The Company has expanded the scope of subsidiary companies covered by the Share-Based Compensation Plan (the “Plan”) for employees of Sumitomo Mitsui Banking Corporation, SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, and The Japan Research Institute, Limited, consolidated subsidiaries of the Company, to include SMBC Consumer Finance Co., Ltd.

At a meeting of the Board of Directors held on May 13, 2026, the Company resolved on matters related to the acquisition of its own shares by the trustee of the Employee Stock Ownership Plan (the “ESOP”) in connection with the Plan.

(1) Outline of the ESOP

 1) Name: Stock grant trust for employees

 2) Trustor: The Company

 3) Trustee: Sumitomo Mitsui Trust Bank, Limited

 4) Beneficiary: Employees who meet requirements as beneficiaries

 5) Trust administrator: A third party that is independent of the Company and its officers will be appointed

 6) Voting rights: The trustee shall exercise the voting rights during the trust period based on the trust administrator’s instructions

 7) Trust type: Money trust other than a specified cash trust for separate investment

 8) Date of trust contract: May 23, 2024

 9) Date of additional cash contribution to the trust: May 21, 2026

 10) Date to end trust: The end of May 2029 (tentative)

(2) Acquisition of the Company’s shares by the trustee of the ESOP

 1) Type of share to be acquired: Common stock

 2) Cash entrusted for the acquisition of the shares: Up to JPY 6,564,000,000

 3) Number of shares: Up to 1,094,000 shares

 4) Method of the share acquisition: Acquisition from the stock market

 5) Period of the share acquisition: From May 21, 2026 to May 29, 2026 (tentative)